Exhibit 1.09

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

Revenue of $402.4 Million, Adjusted Net Income of $18.7 Million and $255.2 Million of Non-GAAP Cash
and Cash Equivalents Reported by CDC Corporation for 2007

BEIJING, ATLANTA, April 28, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced its financial results for the fourth quarter and year-ended December 31, 2007. Total revenue for full year 2007 was (U.S.)$402.4 million, an increase of 30 percent from (U.S.)$309.5 million in 2006. Adjusted net income(a) was (U.S.)$18.7 million for 2007. Non-GAAP cash and cash equivalents(c) were (U.S.)$255.2 million as of December 31, 2007.

“Despite the economic downturn, I believe our company is in a strong position,” said Peter Yip, CEO, CDC Corporation. “We finished 2007 with record Q4 revenue of (U.S)$107.7 million while our software business achieved record milestones for the full year in all key metrics including license, maintenance and services revenue, and adjusted net income. Software revenue grew 39 percent in Q4 2007 compared to Q4 2006, and 45 percent for the full year 2007 compared to the full year 2006. Recurring maintenance revenue increased 38 percent in 2007 compared to 2006. Due to our vertical focus, global positioning and acquisition strategy, our software business delivered strong and consistent growth throughout the year. In 2008, we intend to continue to execute on our strategies that have made our software business successful, and we further expect to increase the leverage of our infrastructure in China and India both from a research and development perspective, as well as from a sales and marketing perspective. Given the current economic downturn, we are also taking proactive steps to improve our profit margins. In 2008, our focus is on growing recurring software revenue and sales to our 6,000-plus installed base customer accounts.”

Added Yip, “We are also very happy to see the CDC Games business getting back on track. CDC Games is now a diversified global on-line games business that is truly unique in the industry. We now have eight games commercially deployed, with operations in the China, Japan and in the United States. We are very pleased to have resolved our dispute with MGame and are equally pleased with the recovery in Yulgang revenue. Version 2.0 of Yulgang has recently been launched and feedback has been encouraging. In the fourth quarter, CDC Games had a sequential revenue improvement of 20 percent compared to the third quarter and we expect sequential improvements throughout 2008. We are also taking significant costs out of our operation as we are consolidating onto one game publishing platform. We will continue with our diversification strategy, through our strong pipeline of new games including Digimon, Life Online and Dragonsky, while maintaining tight cost controls to promote profitability. In addition to the success of our games business, revenue for our portal and media business in China grew by 29 percent in Q4 2007 compared to Q4 2006.

“We now have three successful and growing businesses and we are continuing to improve the operating performance of each. With our strong balance sheet that includes a cash position of more than (U.S.) $250 million at the end of 2007, we believe we are in a very strong position and we are very excited about our future.”

Full Year 2007 Results:

•	Total revenue from CDC Software for 2007 was (U.S.)$349.0 million, an increase of 45 percent from (U.S.)$240.8 million in 2006.

•	Revenue from CDC Games for 2007 was (U.S.)$33.6 million, an increase of 25 percent from (U.S.)$26.8 million in 2006.

•	The China.com segment, excluding the discontinued MVAS business, generated revenue of (U.S.)$11.4 million in 2007, an increase 13 percent from (U.S.)$10.1 million in 2006.

•	Total revenue for full year 2007 was (U.S.)$402.4 million, an increase of 30 percent from (U.S.)$309.5 million in 2006. Adjusted net income(a) was (U.S.)$18.7 million for 2007 and our reported net loss was (U.S.)$101.8 million. Non-GAAP cash and cash equivalents(c) were (U.S.)$255.2 million as of December 31, 2007.

Fourth Quarter Results:

•	Total revenue for CDC Corporation in Q4 2007 was (U.S.)$107.7 million, an increase of 20 percent from (U.S.)$ 89.4 million in Q4 2006. This represents the highest quarterly revenue in the company’s history.

•	Net loss was (U.S.)$91.2 million for Q4 2007, compared to a loss of (U.S.)$2.2 million in Q4 2006. Included in the fourth quarter loss were the following non-cash charges:

o o	$72.8 million charge for the write-down of assets in the MVAS subsidiary, CDC Mobile $8.2 million charge for the write-down of investments in the CDC Games subsidiary

•	$11.5 million related to the unrealized loss on collateralized loan obligations and a change in the fair value of our debt derivative

•	Adjusted net loss for Q4 2007(b) was (U.S.)$3.5 million, primarily due to one-time audit expenses related to initial SOX compliance and the carve-outs of CDC Games and CDC Software, and the resolution of the dispute with Mgame. This compares to an adjusted net income of (U.S.)$6.4 million in Q4 2006.

•	Adjusted diluted loss per share was (U.S.)$(0.03) for Q4 2007 compared to diluted earnings per share of (U.S.)$ 0.06 in Q4 2006.

Fourth Quarter Subsidiary Results:

•	Total revenue from CDC Software for Q4 2007 was a record (U.S.)$95.0 million, an increase of 39 percent from (U.S.)$68.3 million in Q4 2006. License revenue was $17.8 million, an increase of 15 percent, compared to license revenue in Q4 2006.

•	Total revenue from CDC Games for Q4 2007 was (U.S.)$7.9 million, an increase of 20 percent from (U.S.)$6.6 million in Q3 2007.

•	The China.com segment, excluding the discontinued MVAS business, reported revenue of (U.S.)$4.0 million for Q4 2007, an increase of 29 percent from (U.S.)$3.1 million in Q4 2006.

“Our Q4 results were impacted by several one-time charges and write-downs,” said Mike Latimore, CFO of CDC Corporation. “These included non-recurring expenses related to the MVAS business, investments, and the carve-outs of CDC Games and CDC Software, as previously noted on our Q3 2007 earnings call. The result in a much stronger balance sheet and we can focus our energy and investments more effectively on our three successful, growing businesses. We are also highly focused on improving our profit margins going forward. In CDC Games, we have adjusted our cost structure in Q1 2008 with a headcount reduction of 150 people. In addition, we continue to standardize globally on a single online game publishing platform that will provide standard processes, features, and functions required to operate our games in a more cost effective manner. To help accomplish our cost savings goals in CDC Software, we have reduced facilities expenses through consolidation of neighboring offices and eliminated redundant positions related to our recent acquisitions. In total, we have reduced our annualized CDC Software expenses by approximately (U.S.)$16 million.”

Added Latimore, “Due to the current, depressed status of the capital market, we have missed the IPO window and have withdrawn our CDC Games IPO. In doing so, we can now provide additional transparency without the risk of gun-jumping concerns. As a result, we recently provided Q2 guidance for CDC Games. We are also working with our financial advisors to evaluate options for the CDC Software IPO. These options include continuing with the confidential filing process or postponing the IPO until market conditions improve. We intend to provide further updates once we have reached a decision. It is also important to note that our late delivery of 2007 and Q4 results has been impacted by the substantial effort required to prepare the necessary IPO materials and manage the confidential review process. In addition, we anticipate filing the 2007 20-F earlier than we did last year.”

Subsidiary Revenue and Operating Metrics Summary

CDC Software

Financial Highlights for Full Year 2007:

•	Record Revenue of (U.S.)$349.0 million compared to (U.S.)$240.8 million in 2006, representing a 45 percent increase.

•	License revenue for the year was a record (U.S.)$65.3 million, an increase of 41 percent, compared to (U.S.)$46.3 million in 2006.

•	Services revenue increased 45 percent to (U.S.)$189.8 million from (U.S.)$131.3 million last year.

•	Maintenance revenue increased 38 percent to (U.S.)$87.3 million compared to (U.S.)$63.3 million in 2006.

•	Deferred revenue, comprised primarily of higher-margin maintenance revenue increased 51 percent to (U.S.)$62.9 million at the end of 2007 compared to (U.S.)$41.5 million at the end of 2006.

•	Total organic revenue increased 11 percent to (U.S.)$235.8 million.

•	For 2007, the Americas accounted for approximately 59 percent of total revenue. International regions including EMEA and Asia combined to account for approximately 41 percent of total revenue.

•	CDC Software estimates a maintenance revenue retention rate of more than 90 percent during 2007.

•	CDC Software acquired Respond Group Limited in February 2007, Saratoga Systems in April 2007 and Catalyst International in September 2007.

Highlights for Q4 2007:
During the quarter, CDC Software added a total of 80 new customers for enterprise software applications and 163 new customers for add-on and departmental software solutions. Also, during the quarter, the company signed upgrade and expansion agreements with 354 enterprise software customers.

New customers accounted for 41 percent of total software license revenue during the quarter and 46 percent of total software license revenue for the full year 2007.

New customers included Autoroutes Paris Rhin-Rhône, BANKPIME, Birds Eye Iglo Group, Ltd., Blue Ocean Wireless, Canadian Automobile Association, South Central Ontario, DA Nanomaterials, Elliot Aviation, Fokker Elmo, Associaçao Nacional das Farmacias, Franklin Street Bakeries, Iberochina, Imerys, Kunzler, Local.com, Mead Johnson, Pages Jaunes, Uniden and Whitfield Foods.

Repeat business with existing customers accounted for 59 percent of total software license revenue for the quarter and 54 percent of total software license revenue for the full year 2007. Software sales to existing customers grew by 57 percent in Q4 2007 compared to Q4 2006 and by 60 percent for the full year 2007 compared to the full year 2006. Customers with expanded and repeat business during the quarter included AC Legg, Ahlsell, Albert Heijn, Applied Biosystems, Biomérieux, CareerBuilder, Digital Insight, General Aluminum, ICA Norway, Isaberg Rapid, Lincoln Financials, Moody’s, National Starch, NorgesGruppen, Pittsburgh Corning, Poliris-Groupe SeLoger.com, Specialty Food Group, Vectors Innovation Group Taiwan, and Vitasoy.

During the quarter, CDC Software acquired the remaining 49 percent of its subsidiary, Industri-Matematik International Corporation from Symphony Technology Group.

During the quarter, CDC Software signed an agreement to form a joint venture with FlexSystem Limited, one of the leading enterprise software solution providers in China. The joint venture intends to develop human resources, payroll and accounting software as a service (SaaS) applications for initial deployment throughout China. We intend that these applications will be marketed and sold directly by CDC Software and offered on a subscription basis with very low up-front costs.

During the quarter, CDC Software also launched new products including:

•	CDC Factory, the first packaged manufacturing operations management (MOM) solution, certified by SAP as a NetWeaver Composite Application. CDC Factory is designed specifically to address the unique requirements of the food and beverage and consumer packaged goods industries.

•	Platinum HRM 8.0 a web-based application, designed to address the unique and challenging human resource regulatory and reporting requirements for local and global companies operating in China. The system automates routine daily tasks such as payroll processing, attendance, and benefits tracking, providing the HR staff more time and resources to implement strategies that align the workforce with customer organization’s strategic goals. Platinum HR V8.0 can further reduce routine cycle’s time and increase employees’ satisfaction.

•	A Software as a Service (SaaS) suite of applications for life sciences companies. This first-of-its-kind offering, specifically designed for life sciences, leverages the Ross Enterprise suite of applications that are currently in use with hundreds of life sciences manufacturers and research organizations around the world.

CDC Games
Total online game revenue during Q4 2007 was (U.S.)$7.9 million, an increase of 20 percent from the Q3 2007. For the full year 2007, total online game revenue was (U.S.)$33.6 million.

Recent highlights of CDC Games include the following:

•	CDC Games received multiple prestigious awards for its popular games in China including Eve Online and Yulgang.

•	CDC Games announced the promotion of John Huen to chief operating officer of CDC Games.

•	CDC Games resolved its dispute with MGame. Since this dispute has been resolved, CDC Games has seen Yulgang revenue increase substantially. CDC Games recently launched Yulgang Version 2.0. Based on current feedback, the company believes that this new version should further bolster results.

•	CDC Games has taken steps to consolidate all its China-based Games on one game publishing platform. The company believes that this will result in improved efficiency and lower operating costs.

•	CDC Games launched the formation of CDC Games International (CGI). CGI, a subsidiary of CDC Games, was created to launch new games internationally and to position CDC Games as a global publisher of online games.

•	CDC Games announced Jeffrey Longoria had been appointed as president of CDC Games International.

•	CDC Games International announced the launch of Minna de Battle, its first online massively multiplayer online role-playing game (MMORPG) for the Japan market.

•	CDC Games USA launched 12 Foot Tall, a games portal designed to provide gamers in North America with fast and easy access to the company’s popular online games, facilitate purchases of virtual merchandise and enhance collaboration with other players. Concurrent with the USA portal launch, CDC Games USA launched Lunia, a massively multiplayer online role-playing game (MMORPG) based on the popular manga-style comic art form, for commercial availability in North America.

•	CDC Games increased its investment in BBMF Group Inc, a leading 3G content provider in Japan, as part of its strategy to deliver future online mobile games via 3G networks and expand its geographic reach. BBMF is considered a market leader in 3G content in Japan with one of the largest mobile comic sites, largest mobile online game sites and one of the largest libraries of titles available for mobile access in Japan.

China.com Portal
Total revenue for the China.com portal and Media Services during Q4 2007 was (U.S.)$4.0 million, an increase of 29 percent from (U.S.)$3.1 million in the fourth quarter of 2006. For the full year 2007, total revenue was (U.S.)$11.4 million an increase of 13 percent from 2006. Gross margin for China.com portal during Q4 2007 was 62 percent.

Additional News

Executive New Hires and Promotions

Timothy F. Coen has joined the company as senior vice president & general counsel for CDC Corporation and its subsidiaries. Mr. Coen will work out of the Atlanta office and will report directly to Peter Yip. Most recently, Mr. Coen was vice president, general counsel & secretary for IP Unity Glenayre, Inc. and its predecessor Glenayre Technologies, Inc., a publicly-held global company engaged in the worldwide distribution of complex mobile messaging systems platforms, mobile applications and entertainment media. Mr. Coen is an experienced lawyer with over twenty five years of domestic and international corporate and transaction-oriented experience, during which time he has been an attorney in major law firms and an executive-level in-house lawyer, including tenure as of counsel with King & Spalding, LLP, a partner in the law firm of Powell Goldstein LLP and in house counsel with Concert Communications and with BellSouth Corporation. Mr. Coen has represented numerous technology companies in complex software, technology and professional IT services transactions, as well as in corporate, securities and compliance matters and other complex commercial and financial transactions.

James McDevitt has been promoted to COO of CDC Software. Most recently, McDevitt has been running the CDC Global Services business, successfully growing and consolidating operations while improving margins. McDevitt brings more than 25 years of operations and finance experience to CDC that includes serving as a senior finance and operations executive for GEAC Computer Corporation and CFO for Clarus Corporation. He will have complete operating responsibility for CDC Software, including responsibility for finance, accounting and IT.

“I want to welcome Tim to his new, important role within CDC and congratulate Jim on his promotion to COO of CDC Software,” added Yip. “These key changes to the management team will help us in our key initiatives including compliance, transparency and timely reporting.”

Concluded Yip, “I believe we are in good shape, with a strong balance sheet, cash in excess of (U.S.) $250 million at the end of 2007, and three successful, growing businesses in enterprise software, online games, Internet portals and media. We will continue to take full advantage of our established China presence and the exciting opportunities for growth in the strategic geography. With the current uncertainty in the capital markets, I believe that our shares are undervalued. The company will demonstrate our strong confidence in the business, with its plan to continue our corporate share repurchase program and I intend to continue purchasing shares in CDC when our trading window opens.”

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Monday, April 28, 2008 at 5:30 pm EDT.

USA-based Toll Free Number: +1-888-603-6873
U.S. Toll Number: +1 973 582 2706
Passcode: 44429254
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay
For those unable to call in, a digital instant replay will be available after the call until May 14, 2008. U.S. based Toll Free Number: +1 800 642 1687 U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #:44429254
###
Adjusted Financial Measures

This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its 2007 audit and adjustment to the estimates set forth in this press release may be identified as a result of this process.

The financial statements presented in this press release are unaudited.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, and is planning several new games for Southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding our marketing, financial, business and competitive position, our intent to continue to execute on our strategies and our expectations with respect to development activities, our expectations regarding sequential improvements in revenue for CDC Games, CDC Software and China,com, our intent to continue with a diversification strategy at CDC Games, the anticipated effects of our business and financial strategies, our beliefs regarding continued improvements in operating performance, our beliefs regarding our focus and intended focus, our ability to continue to reduce costs and standardize globally at CDC Games and the effects thereof, our intentions with respect to our initial public offering for each of CDC Software and CDC Games, including the timing of each and our intent and ability to continue them, our intent and ability to provide additional updates with respect to the Games and Software initial public offerings and other corporate initiatives, our estimates regarding maintenance revenue retention and other financial measures, our intentions regarding our joint venture and other strategic initiatives, our beliefs and expectations regarding Yulgang 2.0, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Year ended	Year ended
	December 31, 2006	December 31, 2007
	(unaudited)	(unaudited)
Revenue:
Software	$174,337	$237,314
Global Services	66,484	111,723
CDC Games	26,780	33.609
China.com	10,064	11,409
Mobile Services and Applications	31,863	8,342

Total revenue	309,528	402,397
Cost of revenue:
Software	(73,789)	(99,832)
Global Services	(45,943)	(83,129)
CDC Games	(10,631)	(20,238)
China.com	(4,095)	(4,283)
Mobile Services and Applications	(13,004)	(4,757)

Total cost of revenue	(147,462)	(212,239)

Gross profit	162,066	190,158
Operating expenses:
Sales and marketing expenses	(59,313)	(76,408)
Research and development expenses	(19,981)	(24,368)
General and administrative expenses	(68,849)	(90,752)
Amortization expenses	(8,315)	(13,022)
Restructuring and other charges	(1,974)	(85,584)

Total operating expenses	(158,431)	(290,134)

Operating income	3,635	(99,976)
Other income, net	12,579	(7,839)

Income before income taxes	16,214	(107,815)
Income tax expense	(3,062)	(12,636)

Income before minority interests	13,152	(120,451)
Minority interests in income of consolidated subsidiaries	(2,312)	18,695

Income (loss) from continuing operations	10,840	(101,756)

Net income (loss)	$10,840	$(101,756)

Basic and diluted earnings (loss) per share	$0.10	$(0.75)

Diluted earnings (loss) per share	$0.10	$(0.75)

Weighted average number of shares – basic	107,963,060	107,074,957
Weighted average number of shares — diluted	109,091,908	125,714,806

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended	Three Months Ended
	December 31, 2006	December 31, 2007
	(Unaudited)	(Unaudited)
Revenue:
Software	$47,722	$67,306
Global Services	20,587	27,657
CDC Games	10,680	7,930
China.com	3,139	4,046
Mobile Services and Applications	7,246	753

Total revenue	89,374	107,692
Cost of revenue:
Software	(19,450)	(28,274)
Global Services	(14,708)	(21,944)
CDC Games	(4,187)	(6,723)
China.com	(1,180)	(1,508)
Mobile Services and Applications	(2,535)	(431)

Total cost of revenue	(42,060)	(58,880)

Gross profit	47,314	48,812
Operating expenses:
Sales and marketing expenses	(18,476)	(22,633)
Research and development expenses	(6,717)	(6,230)
General and administrative expenses	(26,255)	(28,544)
Amortization expenses	(3,280)	(3,985)
Restructuring and other charges	(1,135)	(84,546)

Total operating expenses	(55,863)	(145,938)

Operating income	(8,549)	(97,126)
Other income (expense), net	1,586	(10,684)

Income before income taxes	(6,963)	(107,810)
Income tax benefit (expense)	4,123	(1,967)

Income (loss) before minority interests	(2,840)	(109,777)
Minority interests in income of consolidated subsidiaries	636	18,551

Income (loss) from continuing operations	(2,204)	(91,226)

Net income (loss)	$(2,204)	$(91,226)

Basic and diluted earnings (loss) per share	$(0.02)	$(0.67)

Diluted earnings (loss) per share	$(0.02)	$(0.67)

Weighted average number of shares – basic	105,828,317	106,970,672
Weighted average number of shares — diluted	119,239,077	125,467,935

CDC Corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	2006	2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$223,548	$143,971
Restricted cash	1,996	4,066
Accounts receivable (net of allowance of $5,373 and $7,898 in 2006 and 2007, respectively)	64,437	87,231
Note receivable	25,000	—
Prepayments and other current assets	18,525	24,313
Available-for-sale securities	14,401	82,880
Restricted held-to-maturity securities	30,504	—
Deferred tax assets	3,420	535

Total current assets	381,831	342,996
Property and equipment, net	9,540	19,646
Goodwill	205,050	195,699
Intangible assets	104,069	133,782
Investments under cost method	217	13,584
Available-for-sale securities	112,045	24,248
Restricted available-for-sale securities	—	—
Deferred tax assets	18,648	26,530
Other assets	8,351	5,466

Total assets	$839,751	$761,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$24,163	$27,092
Purchase consideration payables	5,626	2,769
Income tax payable	4,202	1,713
Other payables	2,740	—
Accrued liabilities	36,787	51,119
Restructuring accruals, current portion	2,411	2,872
Short-term bank loans	18,991	32,020
Deferred revenue	46,033	68,237
Total current liabilities	140,953	185,822
Convertible notes	167,645	174,905
Restructuring accruals, net of current portion	3,599	595
Other liabilities	419	10,989

Total liabilities	312,616	372,311
Minority interests	72,512	38,121
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 111,364,999 and 114,092,737 shares issued as of December 31, 2005 and 2006, respectively; 109,762,262 and 106,401,376 shares outstanding as of December 31, 2005 and 2006, respectively	28	28
Additional paid-in capital	692,143	713,294
Common stock held in treasury; 1,602,737 and 7,691,361 shares at December 31, 2005 and 2006, respectively	(32,102)	(55,598)
Accumulated deficit	(217,290)	(327,126)
Accumulated other comprehensive income	11,844	20,921

Total shareholders’ equity	454,623	351,519

Total liabilities and shareholders’ equity	$839,751	$761,951

a)	Yearly Reconciliation of Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to Non-GAAP results	YTD 2006	YTD 2007
Net income (loss)	$10,840	$(101,756)
Add back revenue impact of deferred maintenance revenue	16	2,762
Add back amortization expense	8,315	13,022
Add back amortization expense included in cost of revenue	6,333	9,296
Add back deferred tax impact	(1,208)	7,289
Add back restructuring and other charges	6,274	85,584
Add back amortization of debt issuance costs	273	1,964
Add back loss on derivatives	(531)	5,996
Add back impairment of available-for-sale securities	—	13,387
Add back stock compensation expenses	7,466	8,451
Subtract minority interest	(1,042)	(20,028)
Subtract (gain) loss on disposal of investments	(3,087)	(7,240)

Net income – Non-GAAP	$33,649	$18,727

Adjusted diluted earnings per share	$0.30	$0.14
Weighted average fully diluted shares outstanding	109,091,908	125,714,806

b) Quarterly Reconciliation of Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to Non-GAAP results	Q4	2006	Q4	2007
Net income (loss)	$(2,204)		$(91,226)
Add back revenue impact of deferred maintenance revenue	—		1,755
Add back amortization expense	3,280		3,985
Add back amortization expense included in cost of revenue	1,705		2,670
Add back deferred tax impact	(6,116)		(1,429)
Add back restructuring and other charges	5,435		84,546
Add back amortization of debt issuance costs	273		491
Add back loss on derivatives	(531)		4,735
Add back impairment of available-for-sale securities	—		6,791
Add back stock compensation expenses	3,419		2,297
Subtract minority interest	(995)		(17,906)
Subtract (gain) loss on disposal of investments	2,085		(224)

Net income – Non-GAAP	$6,352		$(3,515)

Adjusted diluted earnings per share	$0.06		$(0.03)
Weighted average fully diluted shares outstanding	119,239,077		125,467,935

c) Non GAAP Cash and Cash Equivalents

Q4 2007
Cash and cash equivalents	$143,971
Add restricted cash	4,066
Add debt and available for sale securities	107,128

Non GAAP cash and cash equivalents	$255,165